Mail Stop 3561
								September 24, 2008

Via Fax & U.S. Mail

Mr. Richard T. Marabito
Chief Financial Officer
5096 Richmond Road
Bedford Heights, Ohio 44146

Re:	Olympic Steel, Inc.
	Form 10-K for the year ended December 31, 2007
      Filed March 14, 2008
	File No. 000-23320

Dear Mr. Marabito:

      We have reviewed your filing and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007
Note 4. Property and Equipment, page 37

We have reviewed you response to our prior comment number 8 but are still unclear as to how your cost capitalization policies for software and related technology costs comply with the guidance in SOP
98-1. As previously requested, please tell us and explain in further detail your accounting policy for software development costs. As part of your response and your revised disclosure, please indicate the nature and timing of the costs incurred which are capitalized and the nature and timing of the costs expensed.

********

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.


      Sincerely,



      Linda Cvrkel
      Branch Chief







VIA FACSIMILE (216) 292-3974
Mr. Richard T. Marabito
Mr. Richard T. Marabito
Olympic Steel, Inc.
August 27, 2008
Page 1